SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For January 4, 2012

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: January 4, 2012 By: __________________________________

Name: Eduardo Villegas Contte

Title: Finance Director

Buenos Aires, January 3, 2012

To:

Comisión Nacional de Valores

Dear Sirs,

Please be hereby advised that in consideration of the current situation of our Company, and since the 10th anniversary of the enforcement of the Emergency Act No. 25561 will take place on January 6, 2012, on December 29, 2011 MetroGAS S.A. filed a claim to interrupt the statute of limitations to the damages resulting from the fracture of the economic-financial equation provided for in the gas distribution license as well as the previous administrative claim to the same effect. It is our understanding that the Company is thus exercising the suitable protection of its rights.

Yours sincerely,

Magdalena Gonzalez Garaño

Market Relations